

BLU OPPORTUNITY

Disrupting the solar loans market through an innovative lending platform

bluopportunity.com   Berkeley, CA   Technology   Fintech & Finance   B2C

Highlights

1 Revolutionizing solar loans! Ending predatory practices, boosting residential solar adoption

2 Backed by Blu Banyan, a solar software leader – setting industry standards with U.S. Dept. of Energy

3 Massive 2024 pipeline: $6.5B in solar projects lined up with Blu Banyan clients

4 Strong momentum: Installers soft commit $300M+ for 4,500+ solar projects in 2024

5 Proven platform: Blu Banyan's SolarSuccess powered $4.6B solar projects in 2023

6 U.S. residential solar market soaring! $17B+ by 2030, only 3% of homes powered, financing vital

7 Committed to rewarding you: Planned dividends and growing share value

8 Expert team: Decades of experience in solar, tech, and finance industries

Our Team



Jan Rippingale Co-Founder & CEO

Founder & CEO at Blu Banyan, driving the digital transformation of the solar industry. Co-Chair, Orange Button Workgroup - US Department of Energy Orange Button Initiative. Member Board of Directors - SunSpec Alliance. 10+ years in the solar industry.



John Cheney Co-Founder & Director

CEO & Co-Founder, Enera Power & Silverado Power - among the largest solar developers in the US with 3GW pipeline (400mw PPAs). Sold control of the portfolio to FirTree (holding co. FTP Solar dba sPower) for $920M; led to the sale of AES/AIM Co. for $1.66B



Sriram Das Co-Founder & Director

Managing Director at Das & Co, a New York based family office, specializing in sustainability, technology, and emerging markets. Manages real estate fund in India investing over $200M in the last 10 years.



Ben Bassett *Chief Operating Officer*

With technology sales leadership for the last 15 years, Ben is an industry expert in tech sales and partnership execution. He has led channel partner initiatives at companies such as Paystand and Quantum.



Matthew Kronwald *Chief of Staff*

Matthew is the Chief of Staff at Blu Opportunity. Most recently he served as both CRO and COO for Titan Solar Power (#1 Residential Rooftop Solar Contractor in the US). Grew Titan from $300 million to $1 billion+ in 2021 and 2022.

Invest in the mission to Deploy More Solar Faster.

Our Mission



Blu Opportunity is on a mission to make residential solar financing more affordable for homeowners, and support solar installers in deploying more solar faster.

This will help the U.S. get back on track to meet its commitment to the Paris Climate Agreement for reducing energy emissions.

Investment Opportunity



What We Do

Offer fair and competitive residential solar loans without hidden fees, **disrupting predatory lending practices** and driving solar growth.

U.S. Residential Solar Market Size:

$7.45B in 2023, projected to reach $17.68B by 2030

Huge growth potential: only 3.2% of homes have solar

Financing is key: 85% of projects rely on it

Sources:

U.S. Solar Market Insight | SEIA

U.S. Residential Solar PV Market Size & Share Report, 2030

Traction:

Backed by Blu Banyan, U.S. solar leader

Blu Banyan's SolarSuccess platform, used by 50+ installers, enabled $4.6 billion in solar projects executed in 2023

~$300M in soft commit loans secured for 4,500+ projects in 2024

Key Insight

- The residential solar loan market is dominated by large lenders with hidden fees and deceptive interest rates.

- This creates distrust, eroding consumer confidence and hindering solar adoption despite the massive market potential.

Blu Opportunity disrupts the status quo with ethical lending – no hidden fees, competitive rates, and clarity for borrowers.

This model appeals to homeowners and installers, fueling growth in the solar market.



Revolutionizing Residential Solar Financing for a More Sustainable Future

$0 Dealer Fees | Competitive Interest Rates | Installer Friendly



Our Market Penetration Approach

- Partnership with Blu Banyan's solar installer clients to secure their pipeline of residential solar projects.

- Approx. $4.6B projects were executed on Blu Banyan's SolarSuccess platform in 2023.

Our Core Team






Jan Rippingale
Co-Founder & CEO
Blu Banyan Founder & CEO, is a solar




John Cheney
Co-Founder & Director
CEO & Co-Founder of Enera/Silverado



Sriram Das
Co-Founder & Director
Heads Das & Co, a sustainability

 Blu Banyan Founder & CEO, is a solar
industry thought leader co-chairing the
DOE's Orange Button initiative. 10+
years of solar technology experience.

 CEO & Co-Founder of Enera/Silverado,
major U.S. solar developers (3GW pipeline).
Led successful exits, including FirTree
($920M) and AES/AIM Co ($1.66B).
Founded MMA Renewable Ventures.

Heads Das & Co, a sustainability
focused family office. Manages $200M
India real estate fund. Launched low-
income housing project in Jamaica.



Ben Bassett
Chief Operating Officer

Brings 15 years of tech sales
leadership, driving partnerships at
Paystand and Quantum.



Matthew Kronwald
Chief of Staff

As Titan Solar's CRO/COO, he led the
#1 US rooftop solar company to $1B+
in revenue growth.

What we're offering, and why.

Investment Opportunity

blu opportunity

We're raising $2 million through regulated crowdfunding on WeFunder.com

for start-up operational expenses.

Use of funds: Tech integrations, marketing, compliance, training, etc.

Supercharge the green energy drive and earn promising returns.

Blu Opportunity Inc. | Confidential & Proprietary | www.bluopportunity.com

Over 60% of Americans are
alarmed or concerned about
climate change but don't know
what to do about it.

85% of Americans want sustainable

investments, but only a few impact
investing opportunities exist for the
wider market.



We want to give our most important stakeholders and small investors a chance to own a piece of Blu Opportunity, and share in the upside of this valuable business we are building together.

For as little as $100, we enable investors to supercharge our efforts to build a better tomorrow – and give them a chance to earn a healthy return in the process.

Revenue Projections & Returns*

- Valuation cap: $60M (early-bird at $50M).

- Aiming for 20% EBITDA.

- 25% of profits beyond growth needs distributed from 2027 onwards.

*All projections are based on certain assumptions about the future, which by definition is uncertain.

Blu Opportunity Inc. | Confidential & Proprietary | www.bluopportunity.com

Join Our Mission

We believe making clean energy




affordable and accessible to all will
drive positive environmental change.
Join us on our mission.
https://wefunder.com/blu.opportunity
Blu Opportunity Inc. | Confidential & Proprietary | www.bluopportunity.com

---

About this Opportunity (long version):

Backed by **Blu Banyan Inc.** — Blu Opportunity is majority owned by Blu Banyan - an industry pioneer with leading market share in the U.S. solar industry through its SolarSuccess product.

We present a compelling investment case:

- **Solar industry experience and impact:** Blu Banyan is a lead player with the U.S. Department of Energy's Orange Button Initiative, setting industry standards, targeting reductions in soft costs across all solar projects. Initiatives like the AHJ Registry and Orange Button API are already accelerating solar deployment, with more innovations imminent.
- **Blu Banyan's SolarSuccess—A Game Changer:** Recognized as the leading solar business and project management system, SolarSuccess is proven in its ability to minimize soft costs in the solar sector. Blu Opportunity's clients benefit from the embedded financing solution and automation on SolarSuccess.
- **Existing customer base:** Over 50 U.S. solar installers, many ranked among 2023's Top Residential Solar Contractors, are on the SolarSuccess platform. Together, they've delivered over 85

gigawatts of solar power.

- **<u>Substantial Transaction Volumes:</u>** In 2023, solar projects worth $4.6B were executed via SolarSuccess. This is projected to rise to over $6.5B in 2024.
- **<u>Immediate Traction:</u>** Leveraging Blu Banyan's existing clientele, we've already secured $300M in soft commit loans for 4,500+ residential solar projects in 2024, with a growth trajectory to hit $2B by 2026**.

Your investment fuels the future of solar.


Residential Solar Market Opportunity
blu opportunity
U.S. residential solar market: $14.21B in 2022.
Predicted to touch $44.77B by 2030 (CAGR of 15.4% from 2022 to 2030.)
Huge potential: Only 3.2% of U.S. homes have solar panels.

Our Immediate Traction...

Blu Banyan's solar installer clients are already drawn to Blu Opportunity's solar loans program.

They've soft committed over 4,500 residential projects for $300M loan agreements in 2024, and aiming to scale to $2B in loan volume by 2026.

The Problem we're solving...



The U.S. needs to Deploy More Solar Faster to get back on track to honor its Paris Climate Agreement pledge and combat energy emissions.

- Solar panels made up 4.7% of U.S. electricity generation in 2022. (*Source: U.S. Department of Energy's Energy Information Administration (EIA) in their Electric Power Monthly report, which includes data up to December 2022.*)

- To meet our decarbonization goals under the Paris Climate Agreement, solar needs to account for 40% of our electricity by 2035.

- To achieve this, we need solar deployment to grow at more than four times its current rate.

This energy transition is critical to mitigating climate change

This energy transition is critical to mitigating climate change, protecting human health, and revitalizing the U.S. economy.

Residential solar is crucial for scaling.
In 2022, the residential solar segment in the U.S. grew by 40%, with a record 700,000 homeowners installing rooftop solar.
Despite the growth, only a small percentage (3.2%) of all homes in the U.S. have solar panels installed.

(Sources: 1. https://www.seia.org/research-resources/solar-market-insight-report-2022-year-review ; 2. https://usafacts.org/articles/how-much-solar-energy-do-homes-produce/)

The residential solar market growth in the U.S. is strongly linked to the availability of affordable financing options.

Financing is necessary for scaling residential solar.
85% of residential solar projects depend on financing.
The solar loans market is dominated by a handful of big players.

The top five players financed 71% of the entire residential market in 2022.

The BIG solar financing problem.

The residential solar finance market is plagued by excessive hidden fees.

One of the biggest hidden fees is the loan origination fee, also called dealer fee. **It can make up to 42% of the total cost of a homeowner's solar project.**

These fees are added to the total loan amount and interest is paid on the fees.

The negative impact.

Higher solar project costs for homeowners and installers' cashflow challenges have negative impacts:

- fewer homes adopting solar energy,
- longer deployment times for solar installation,
- slower response to climate change on a larger scale.



Sources:

1. https://www.energy.gov/eere/solar/residential-solar-energy-guide-finance-professionals

2. https://www.woodmac.com/news/opinion/us-residential-solar-finance/

3. https://www.solarreviews.com/blog/how-to-find-the-best-solar-loan

We're disrupting the solar loans industry...

We're disrupting the solar loans industry with affordable, no-hidden-fee solar loans benefiting homeowners and solar installers.

- Affordable financing of residential solar projects enable homeowners to accelerate the shift to green energy.

- Fast approvals & payments disbursements to solar installers help them scale their business with improved cash flow and enable faster deployment of solar power.

Solar power for every homeowner...



We get it. Transitioning to solar can seem like a steep climb for homeowners, especially when traditional financing models pile on those pesky origination or dealer fees which can bloat homeowners' solar project's cost by up to 42%.

It's not just about the pinch on individual pockets – it also slows down our nation's collective stride toward tackling climate change.

Blu Opportunity is pioneering a fresh approach, designed specifically to shatter these barriers.

By completely doing away with

By completely doing away with dealer fees and offering competitive interest rates, we've reinvented solar financing to be straightforward, cost-effective, and within every homeowner's reach.



Our solution helps homeowners make the most of their tax credits, making solar energy more affordable and speeding up the transition to solar power.

Benefits to homeowners:

- *No hidden dealer fees.*

- *Competitive interest rates.*

- *Get full benefit of the 30% federal and state tax credits that reduce the project cost.*

We also support solar installers!



Growing the business as a solar installer is challenging, especially during times of high interest rates.

With Blu Opportunity, solar installers receive payments directly, in a fraction of the usual time, enhancing their cash flow, and sparking a surge in customer referrals.



Benefits to solar installers:

- *Fast approvals & disbursements.*

- *Installer-friendly payout schedules.*

- *Payments received directly from Blu Opportunity.*

- *Enhanced cash flow and ability to deploy more solar faster.*

- *Help to attract and convert leads.*

> *Embedded financing within Blu Banyan's <u>SolarSuccess</u> platform allows for automated payment processing, simplifying and expediting the payment process.*

Our competitive advantage!



Blu Opportunity is majority owned by Blu Banyan, a company that works with the U.S. Department of Energy's Orange Button Initiative to help with the digital transformation of the solar industry, to reduce market inefficiencies and lower costs for consumers.

- Blu Banyan is currently working with the US Department of Energy's Orange Button Initiative to drive down soft costs for residential, commercial, and utility-scale projects.

- We do this in collaboration with other government and industry partners such as the Sandia National Laboratories, National Renewable Energy Laboratory, and SunSpec Alliance.

 

Blu Banyan's SolarSuccess is the industry leading business and project management system for the solar industry.

It is powered by Oracle NetSuite, the world's leading cloud Business Management Platform built with modern scalable technologies.

SolarSuccess is used by more than 50 solar installers in the U.S. who have facilitated the installation of over 85 gigawatts of solar power.

In 2023, $4.6B solar projects were executed on the SolarSuccess platform.

Blu Opportunity's integration with Blu Banyan's SolarSuccess platform allows for automated payment processing, simplifying and expediting the payment process.


SolarSuccess™
Award-Winning Business Management Software For Residential, Commercial, Community & Utility Solar Installers.
blu banyan
ORACLE NETSUITE Solution Provider

SolarSuccess clients feature among the 2023 Top Residential Solar Contractors in the U.S.


SolarSuccess Customers Grow Faster!
TITAN
TriSMART SOLAR
ALL ENERGY
SOLAR WORKS
sunline
Positive Energy Solar
IPSUN SOLAR
Atlasta Solar Center
ADT Solar
SKYLINE SOLAR
SUNTRIA
SOLAR HOLLER
HES SOLAR
harvest solar
ARTISAN
GREENSPARK SOLAR
2023
TOP SOLAR CONTRACTORS
CELEBRATING U.S. SOLAR INSTALLERS
PRESENTED BY Solar Power World
SolarSuccess™
blu banyan

Blu Opportunity loan facilities are exclusively available to solar installers on the SolarSuccess platform.

What we're offering, and why.

Over 60% of Americans are alarmed or concerned about climate change but don't know what to do about it.

85% of Americans want sustainable investments, but only a few impact investing opportunities exist for the wider market.

blu opportunity

(Sources:

1. https://www.pewresearch.org/science/2016/10/04/public-views-on-climate-change-and-climate-scientists/

2. https://www.morganstanley.com/press-releases/morgan-stanley-survey-finds-investor-enthusiasm-for-sustainable-)

- We want to give our most important stakeholders and small investors a chance to own a piece of Blu Opportunity, and share in the upside of this valuable business we are building together.

- For as little as $100, we enable investors to supercharge our efforts to build a better tomorrow – and give them a chance to earn a healthy return in the process.

What the investment will be used for

This tranche of investment will fund our start-up operations expenses, including:

- Technology integrations

- Marketing

- Compliance

- Licensing

- Training

Revenue projections and return for investors

We're offering a 60M valuation cap for future equity (SAFE).

For early-bird investors (initial $750,000), the valuation cap is 50M.

In 2024, we project to finance $650M in residential solar loans (10% of the estimated $6.5B residential solar business on SolarSuccess).

Our projections for 2025 and 2026 are $1.3B and $2B in solar loans respectively.

We're committed to enhancing shareholder return with share value increase and planned dividends.

All projections are based on certain assumptions about the future, which by definition is uncertain.


blu opportunity
We believe making clean energy affordable and accessible to all will drive positive environmental change.
Join us on our mission.